DC

1105705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04021071

March 22, 2004

Susan A. Waxenberg
Assistant General Counsel
And Assistant Secretary
Time Warner, Inc.
75 Rockefeller Plaza
New York, NY 10019-6908

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2004

Re: Time Warner Inc.
Incoming letter dated March 4, 2004

Dear Ms. Waxenberg:

This is in response to your letter dated March 4, 2004 concerning the shareholder proposal submitted to Time Warner by Richard A. Westin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Enclosures

cc: Richard A. Westin
3141 Warrenwood Wynd
Lexington, KY 40502

TimeWarner

VIA OVERNIGHT MAIL

RECEIVED 2004 MAR -5 PM 3:23 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

March 4, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. - Proposal Submitted by Richard Westin

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 regularly scheduled annual meeting of stockholders (the "Proxy Materials") the proposal (the "Proposal") it received from Richard Westin ("Proponent") who purports to be a stockholder of the Company. The Company does not intend to include the Proposal in its Proxy Materials because: (A) the Proponent has failed to satisfy (i) the procedural requirements of Rules 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by failing to submit the Proposal to the Company in a timely manner and (ii) the eligibility requirements of Rules 14a-8(b)(1) and (2) under the Exchange Act by failing to provide adequate proof of stockholder status and (B) even if the Proponent were able to cure these deficiencies, the Proposal relates to the Company's ordinary business operations and is, therefore, excludable under Rule 14a-8(i)(7) under the Exchange Act.

Pursuant to Rule 14a-8(j) of the Exchange Act, we are enclosing six copies of each of the following: (i) this letter, (ii) a letter dated January 23, 2004 from the Proponent to the Company containing the Proposal (Exhibit A), (iii) a letter to the Proponent dated February 4, 2004 from Susan A. Waxenberg, Assistant General Counsel and Assistant Secretary to the Company (the "Company's Assistant Secretary"), sent pursuant to Rule 14a-8(f) (Exhibit B, the "First Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with the provisions of Rule 14a-8(b) and (e), with a confirmation of receipt by the Proponent, (iv) a facsimile dated February 9, 2004 from the Proponent providing a brokerage statement dated January 11, 2004 (Exhibit C) and (v) a letter dated February 19, 2004 to the Proponent from the Company's Assistant Secretary again requesting proper support of stockholder status (Exhibit D, the "Second Rule 14a-8(f) Letter"), with a confirmation of facsimile transmission to the Proponent. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

The Company currently intends to file its definitive 2004 Proxy Materials with the SEC on or about March 24, 2004, and the regularly scheduled annual meeting of stockholders of the Company is scheduled to occur on or about May 21, 2004.

Discussion

I. The Proponent Has Failed to Satisfy the Procedural and Eligibility Requirements of Rule 14a-8(b) and (e).

A. <u>The Proponent has not complied with the procedural requirements of Rule 14a-8(e).</u>

The Company believes that the Proposal may be excluded from its Proxy Materials because the Company received the Proposal on February 2, 2004, several months after the Company's December 4, 2003 deadline for the submission of stockholder proposals.

Rule 14a-8(e)(2) under the Exchange Act establishes the deadline by which proposals from stockholders must be submitted for inclusion in a proxy statement to be considered at an annual meeting as: "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting." The Company disclosed this deadline, as required by Rule 14a-5(e), in the Company's 2003 proxy statement under the heading "Procedures for Submitting Stockholder Proposals." This section of the 2003 proxy statement states that to be included in the Company's proxy materials "for the 2004 Annual Meeting, stockholder proposals must be received by the Company no later than December 4, 2003, and must otherwise comply with the requirements of Rule 14a-8."

The Company's proxy statement for its 2003 annual meeting was released to stockholders on or about April 2, 2003, and the annual meeting was held on May 16, 2003. This proxy statement is also posted on the Company's website. The Company's regularly scheduled 2004 annual meeting is currently scheduled for May 21, 2004, which date is within 30 days of the date on which the Company held its 2003 annual meeting of stockholders. Therefore, pursuant to Rule 14-8(e), the Proposal was required to be received by the Company no later than 120 days before the date that definitive proxy materials were distributed, *i.e.*, December 4, 2003. The Proposal, which the Company received on February 2, 2004, does not comply with this requirement. Because the Proponent has failed to satisfy the timeliness requirement of Rule 14a-8(e), the Proposal may be omitted from the Proxy Materials. *See United Technologies Corporation* (February 8, 2004).

B. <u>The Proponent has not demonstrated eligibility under Rule 14a-8(b).</u>

Rule 14a-8(b)(1) under the Exchange Act requires, among other things, that to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. The Proponent indicated in his letter to the Company that he holds "600 shares of Time Warner Inc." in a brokerage account. Rule 14a-8(b)(2)(i) requires that any proponent who is not a registered owner must (i) present a written statement from the record holder with respect to the proponent's ownership of the required shares on the date the Proposal was submitted and continuously for the prior year and (ii) submit a written statement of his intent to hold such shares through the date of the meeting of the shareholders.

The Proponent did not include the required proof of share ownership with his Proposal, nor did he include a statement of intent with respect to maintenance of ownership of the required Company shares. In light of the deficiencies in the Proposal and in accordance with the provisions of Rule 14a-8(f), on February 4, 2004, the Company sent the First Rule 14a-8(f) Letter (Exhibit B) to the Proponent by overnight mail service notifying the Proponent that the Proposal did not comply with the provisions of Rule 14a-8(b) and (e). Specifically, the Rule 14a-8(f) Letter requested that the Proponent provide the Company within 14 calendar days of Proponent's receipt of the First Rule 14a-8(f) Letter: (i) documentary proof of ownership of $2,000 of Company shares as of January 23, 2004 and for the year prior to that and (ii) a written statement of the Proponent's intent to continue ownership of the required shares. In addition, the First Rule 14a-8(f) Letter noted that the Proposal had been submitted to the Company after the deadline.

In response to the First Rule 14a-8(f) Letter, the Proponent sent to the Company on February 9, 2004 a facsimile containing a message indicating his intent to hold "the stock at least until the annual stockholders' meeting" and providing a brokerage statement dated January 11, 2004 identifying holdings as of December 31, 2003. Such a brokerage statement does not satisfy the requirements of Rule 14a-8(b)(2). *See* Section C.l.c of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (Shareholder Proposals) (July 13, 2001) ("SLB No. 14"). In its Second Rule 14a-8(f) Letter dated February 19, 2004, the Company explained to the Proponent that his proof of ownership was deficient, provided relevant excerpts to SLB No. 14 and provided the Proponent until February 25, 2004 to provide proof of ownership in compliance with Rule 14a-8(c). As of the date hereof, the Company has not received such proof from the Proponent.

Due to the Proponent's failure to rectify the deficiencies of the Proposal within 14 calendar days of his receipt of the First Rule 14a-8(f) Letter and subsequent extension provided in the Second Rule 14a-8(f) Letter, the Company believes that it may exclude the Proposal from its Proxy Materials for failure to comply with the eligibility requirements of Rule 14a-8(b). *See* Sections C.1.c. of SLB No. 14. *See also USEC Inc.* (July 19, 2002) (permitting exclusion where proponent did not provide proof of beneficial ownership of required shares); *Catalyst Semiconductor, Inc.* (June 14, 2002) (permitting exclusion because of proponent's failure to provide within 14 days of the company's request evidence of "minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

II. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations, and, Therefore, the Proposal is Excludable Under Rule 14a-8(i)(7).

The Proposal may be excluded for substantive, as well as procedural deficiencies. The subject matter of the Proposal – the spin-off or sale of "one or more elements of the Company"-- relates to the Company's ordinary business operations. Accordingly, the Proposal may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal addresses a matter relating to a company's ordinary business operations. The SEC has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998). The proposal, if adopted, would require that the Board of Directors of the Company "consider spinning off to shareholders one or more elements of the Company, selling one or more elements of the Company, or both combined, in order to increase overall value to shareholders."

Section 141 of the Delaware General Corporation Law ("DGCL") provides that "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Pursuant to the DGCL, unless otherwise provided for by the DGCL or a corporation's certificate of incorporation, the board of directors of such corporation conducts the ordinary business of the corporation. The Company is a Delaware corporation and its certificate of incorporation does not contain any limitation on the Board's authority to so manage the Company. Furthermore, pursuant to Sections 251 and 271 of the DGCL, shareholder approval for the sale of assets of a corporation is required only with respect to extraordinary transactions such as (1) a merger or consolidation involving the corporation or (2) the sale or other disposition of "all, or substantially all," of the assets of a corporation. The Company's Board of Directors retains, in accordance with its authority to manage the business and affairs of the Company, the power to engage in acquisitions and other strategic alternatives, including divestments, that are not extraordinary transactions requiring stockholder approval.

It is clear that the scope of corporate transactions addressed by the Proposal are ordinary business operations, not extraordinary corporate transactions. The Proposal calls for the Company's Board of Directors to explore alternatives to "increase overall value to shareholders." The Proposal refers to potential sales, spin-offs or both for maximizing shareholder value. It is precisely the role of the Board of Directors of the Company to take steps to maximize shareholder value, and the Board continually oversees the strategic activities of the Company for the benefit of stockholders. As such, these activities must be considered part of the Company's ordinary business operations.

Unlike proposals that relate to the sale of an entire business, which the Staff has viewed as outside the scope of a company's ordinary business operations, the Proposal relates only to the sale or spin-off of "one or more elements of the Company" not to sale of the entire Company. Thus, the Proposal relates to an ordinary business matter, not an extraordinary event that would be subject to stockholder approval. Even if the Staff interprets the Proposal as including the potential for extraordinary transactions, because it also clearly includes potential sales that would not be extraordinary, the Proposal may still be excluded. *Sears, Roebuck & Co.* (February 7, 2000) (proposal related to retention of investment bank to prepare for a sale of all or parts of the company excludable as relating to ordinary business). The Staff has consistently granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the shareholder proposal was determined to relate to non-extraordinary matters, such a sale of part of a business, that constituted part of the company's ordinary business operations even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. See, *e.g., Telular Corporation* (December 5, 2003) (proposal requesting a review of strategic alternatives for maximizing shareholder value, including sale, merger, spin-off, split-off or divestiture of the Company or a division thereof excludable as relating to ordinary business); *Archon Corporation* (March 10, 2003) (proposal related to appointing a committee of independent, non-management directors to explore strategic alternatives to maximize shareholder value excludable as relating to ordinary business).

Moreover, the Staff has consistently taken the position that it will not allow revisions under Rule 14a-8(i)(7) and has found that if any portion of a proposal is excludable because it relates to a company's ordinary business activities, the entire proposal may be excluded. *Archon Corporation* (March 10, 2003) (allowing for the omission of a proposal relating to the retention of an investment bank to advise an independent board committee on strategic alternatives because portions of the proposal related to ordinary business operations).

In summary, the Proposal relates to a variety of transactions, including matters that would constitute the ordinary business operations of the Company. Therefore, the Proposal may properly be omitted from the Company's Proxy Materials pursuant to Rule 14a-8 (i)(7).

III. Waiver of Rule 14a-8(j)(1).

The Company also respectfully requests that the Staff of the Commission waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the company to make its submission later if the company demonstrates good cause for not meeting this deadline. Since the Company did not receive the Proposal until February 2, 2004, and then gave the Proponent the opportunity to prove stockholder status as required, the Company was unable to submit its request for no action relief no later than 80 calendar days before its planned Proxy Materials filing date of March 24, 2004. We, therefore, believe the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted such relief under similar circumstances in the past. See *United Technologies Corporation* (February 8, 2004) and other no-action letters cited therein.

******

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy

Materials and requests that the Staff waive compliance by the Company with the 80-day requirement of Rule 14a-8(j)(1). If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned by telephone at (212) 484-7350 or by facsimile at (212) 258-3157

Please acknowledge receipt of this letter and its attachments by date stamping the enclosed copy of the first page of this letter and returning it in the addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

cc: Professor Richard Westin
3141 Warrenwood Wynd
Lexington, KY 40502
FAX: 859-268-8017

Attachments

Exhibit A

Professor Richard A. Westin
3141 Warrenwood Wynd
Lexington, KY 40502
859-335-1938
(Fax) 268-8017

January 23, 2004

By registered mail

Paul T. Cappuccio
Time Warner Inc.
75 Rockefeller Plaza
New York, New York 10019

Dear Sir,

I own of 600 shares of Time Warner, Inc., held since 2000, Charles Schwab & Co, as an investment directed by Van,. Strum & Towne, of which entity I am a client. The Schwab account number is 93370215. I hereby submit a shareholder proposal in the annual proxy statement of Time Warner, Inc., as follows:

> The Board of Directors of Time Warner, Inc. ("the Company") is directed to consider spinning off to shareholders one or more elements of the Company, selling one or more elements of the Company, or both combined, in order to increase overall value to shareholders.

The statement in support thereof is as follows:

> The common stock of the Company has declined significantly since 2000. It is conceivable that the decline in value can be remedied by selling one or more elements of the Company, spinning off one or more elements of the Company, or both combined. This concern merits independent review.

Very truly yours,

Richard A. Westin

TimeWarner

Exhibit B

VIA OVERNIGHT MAIL
RECEIPT CONFIRMATION
REQUESTED

February 4, 2004

Prof. Richard A. Westin
3141 Warrenwood Wynd
Lexington, KY 40502

Dear Professor Westin:

Your letter dated January 23, 2004 to Paul T. Cappuccio at Time Warner Inc. ("TW") has been forwarded to me. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TW, you are required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. Although you state in your letter to TW that you own 600 shares of TW common stock, you have not provided us with documentary proof of this ownership. In addition, you have not provided the required written statement that you intend to continue ownership of the shares through the date of TW's annual meeting of stockholders. Accordingly, as permitted by Rule 14a-8, TW requests that you provide (1) documentary support from the record holder of your status as a holder of TW common stock, including the quantity of the securities owned as of January 23, 2004 and for the year prior to that and (2) a written statement that you intend to hold the stock for the required period.

Pursuant to Rule 14a-8(f)(1), you are required to provide this requested documentation within 14 days of your receipt of this request.

More significantly, Rule 14a-8(e) imposes time deadlines for submitting such proposals. To be included in a company's annual meeting proxy material, a proposal must be received by the company not less than 120 days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. As stated in TW's 2003 proxy statement, the deadline for submission of proposals for inclusion in TW's 2004 proxy materials was December 4, 2003. TW did not receive your proposal until February 2, 2004. As a result, TW is not required to include your proposal in its 2004 proxy material and will proceed to seek no-action relief from the Securities and Exchange Commission with respect to its omission. You might also wish to consider withdrawing the proposal.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention.

Sincerely,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

ens

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Tracking number	655164670271	**Reference number**	500140
Signed for by	10278700	**Delivered to**	Recipient
Ship date	Feb 4, 2004	**Delivery location**	LEXINGTON KY
Delivery date/time	Feb 5, 2004 12:49 pm	**Service type**	Standard Envelope

Date/time		Status	Location	Comments
Feb 5, 2004	12:49 pm	**Delivered**	LEXINGTON KY	No signature required - release waiver on file
	12:49 pm	Delivered	LEXINGTON KY	No signature required - release waiver on file
	9:01 am	On FedEx vehicle for delivery	LEXINGTON KY	
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Exhibit C

FACSIMILE MESSAGE

To: Name Ms Waxenberg

Facsimile Number

Number of Pages (including this one) 1

From: Richard A. Westin

3141 Warrenwood Wynd, Lexington, KY 40502

Telephone Number: 859-335-1938

Facsimile Number: 859-268-8017

Time and Date:

This facsimile message is sent in confidence and may be privileged and is for the addressee only. If you are not the intended recipient, please notify the sender immediately and preserve the confidentiality of this message.

Message: I intend to hold the stock at least until the annual shareholders' meeting.

My timing is off because the stock is held by Schwab and they do not forward Time Warner materials. I do not know why that is.

[signature]

Exhibit C

FACSIMILE MESSAGE

To: Name Susan Waxenberg

Facsimile Number 212-258-3157

Number of Pages (including this one) 2

From: Richard A. Westin

3141 Warrenwood Wynd, Lexington, KY 40502

Telephone Number: 859-335-1938

Facsimile Number: 859-268-8017

Time and Date:

This facsimile message is sent in confidence and may be privileged and is for the addressee only. If you are not the intended recipient, please notify the sender immediately and preserve the confidentiality of this message.

Message: Here is proof of ownership in time and amount

Richard Westin

[redacted]

charles SCHWAB
INSTITUTIONAL

Gain/Loss Report

PORTFOLIO EVALUATION AS OF : December 31, 2003
PRICES AS OF : December 31, 2003
PREPARED DATE : January 11, 2004
ACCOUNT NAME : RICHARD AXEL WESTIN
ACCOUNT NUMBER : 93370215 IM NAME : VAN STRUM & TOWNE INC
ACCOUNT TYPE : BR IM NUMBER: 8008427
ACCOUNTING METHOD : FIFO

CHANGE IN PRICE SINCE 01/01/03

S&P 500 Price	26.38%
Dow Jones Industrial Average	25.32%
SCHWAB 1000 INDEX	26.77%

PHONE NO. : 0000000000

SCHEDULE OF UNREALIZED GAINS OR LOSSES

QUANTITY	SECURITY DESCRIPTION	SYMBOL	PURCHASE DATE	TOTAL COST	COST/ SHARE	12/31 PRICE	CURRENT VALUE	GAIN/ -LOSS	ESTIMATED ANNUAL $INCOME	%YLD
COMMON STOCKS - LONG										
600.000	E M C CORP MASS	EMC	02/20/02	7,553.95	12.59	12.92	7,752	198		
200.000	J P MORGAN CHASE & CO	JPM	02/20/02	5,720.00	28.60	36.73	7,346	1,626	272	3.7
275.000	[redacted]	MRK	09/12/03	14,602.50	53.10	46.20	12,705	-1,898	407	3.2
600.000	[redacted]TOROLA INC	MOT	02/20/02	7,277.95	12.13	14.07	8,442	1,164	96	1.1
1,600.000	[redacted]ORDSTROM INC	JWN	09/01/00	29,692.00	18.56	34.30	54,880	25,188	704	1.3
650.000	PALL CORP	PLL	05/25/00	14,784.25	22.75	26.83	17,440	2,655	234	1.3
3,000.000	SCIENTIFIC LEARNING CORP	SCIL	12/13/02	5,814.90	1.94	5.00	15,000	9,185		
1,000.000	SCIENTIFIC LEARNING CORP	SCIL	12/18/02	2,029.95	2.03	5.00	5,000	2,970		
600.000	SCIENTIFIC LEARNING CORP	SCIL	12/27/02	1,038.00	1.73	5.00	3,000	1,962		
3,500.000	SCIENTIFIC LEARNING CORP	SCIL	12/27/02	6,055.00	1.73	5.00	17,500	11,445		
500.000	SCIENTIFIC LEARNING CORP	SCIL	04/23/03	1,279.95	2.56	5.00	2,500	1,220		
500.000	SCIENTIFIC LEARNING CORP	SCIL	04/24/03	1,279.95	2.56	5.00	2,500	1,220		
9,100.000	SCIENTIFIC LEARNING CORP	SCIL		17,497.75	1.92		45,500	28,002		
200.000	SOLECTRON CORP DEL	SLR	06/09/00	7,155.00	35.78	5.91	1,182	-5,973		
750.000	SOLECTRON CORP DEL	SLR	02/20/02	6,869.95	9.16	5.91	4,433	-2,437		
950.000	SOLECTRON CORP DEL	SLR		14,024.95	14.76		5,615	-8,410		
650.000	SWIFT ENERGY COMPANY	SFY	05/25/00	14,946.75	23.00	16.85	10,953	-3,994		
✓ 600.000	TIME WARNER INC	TWX	08/18/00	33,072.00	55.12	17.99	10,794	-22,278		
300.000	CARNIVAL CORP NEW FPAIRED STK SPECIA	CCL	02/20/02	7,677.00	25.59	39.73	11,919	4,242	150	1.3
26.000	S R TELECOM INC F	SRXA	05/25/00	0.00		6.30	164	164		

FROM : 00000000

Q GLF <6 00004854 000000017581 0003 20040112 004854

TimeWarner

Exhibit D

VIA FACSIMILE (859-268-8017)

February 19, 2004

Prof. Richard A. Westin
3141 Warrenwood Wynd
Lexington, KY 40502

Dear Professor Westin:

I received your facsimile on February 9, 2004 that included a brokerage statement dated January 11, 2004 with respect to your ownership of common stock of Time Warner Inc. ("TW"). As I stated in my prior letter to you dated February 4, 2004, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include such a proposal in its proxy material. These rules are quite specific. The Staff of the Securities and Exchange Commission has stated that a brokerage report does not satisfy the requirement of proof of ownership. For your convenience, I have attached an excerpt of a release issued by the Staff of the Securities and Exchange Commission on this topic.

In my last letter, I requested that you provide documentary support from the record holder of your status as a holder of TW common stock, including the quantity of the securities owned as of January 23, 2004 (the date of your first letter submitting a proposal to TW) and for the year prior to that date. Pursuant to Rule 14a-8(f)(1), you were required to provide this requested documentation within 14 days of your receipt of the initial request. That deadline expires today, and you have not provided the required documentation. Although not technically required, if you wish to continue to pursue the submission of the proposal, TW will allow you until February 25, 2004 to provide the proper proof of ownership.

As I also stated in my last letter, your request to have your proposal included in TW's 2004 proxy materials was submitted after the deadline for submitting proposals imposed by Rule 14a-8(e). As stated in TW's 2003 proxy statement, the deadline for submission of proposals for inclusion in TW's 2004 proxy materials was December 4, 2003. TW did not receive your proposal until February 2, 2004. As a result, TW is not required to include your proposal in its 2004 proxy material and will proceed to seek no-action relief from the Securities and Exchange Commission with respect to its omission. You might also wish to consider withdrawing the proposal.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention.

Sincerely,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

ens

the company has decided to include the proposal in its proxy

- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;

- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;

- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and

- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to

submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> ***A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?***
>
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of

MEMORY TRANSMISSION REPORT

TIME : FEB-19-04 14:52
TEL NUMBER : 2122583157
NAME : TIME WARNER INC

FILE NUMBER	:	001
DATE	:	FEB-19 14:44
TO	:	18592688017
DOCUMENT PAGES	:	06
START TIME	:	FEB-19 14:44
END TIME	:	FEB-19 14:52
SENT PAGES	:	06
STATUS	:	OK

FILE NUMBER : 001 *** SUCCESSFUL TX NOTICE ***

FACSIMILE COVER SHEET

Susan Waxenberg
AOL Time Warner
75 Rockefeller Plaza, 25th floor
New York, NY 10019
Tel. No. 212-484-7350
Fax No. 212-258-3157

DATE: February 19, 2004

TO:	Fax No.
Prof. Richard A. Westin	859-268-8017

Susan Waxenberg is sending 6 pages including cover sheet. If you do not receive all the pages, please call Elisa Sheridan, 212-484-7351.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated March 4, 2004

The proposal relates to spinning off or selling one or more elements of the company.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(e)(2) because Time Warner received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Time Warner relies.

We note that Time Warner did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-(j)(1). Noting the circumstances of the delay, we grant Time Warner's request that the 80-day requirement be waived.

Sincerely,

Michael R. McCoy
Attorney-Advisor